Filed by Marvel Entertainment, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File No.: 333-162063

Subject Company: Marvel Entertainment, Inc.

Exchange Act File No.: 1-13638

FOR IMMEDIATE RELEASE

MARVEL SETS SPECIAL MEETING DATE OF DECEMBER 31, 2009 FOR

STOCKHOLDERS TO VOTE ON DISNEY MERGER

– Marvel Also Anticipates Completing the Disney Merger on December 31, 2009 –

New York, New York – December 2, 2009 — Marvel Entertainment, Inc. (NYSE: MVL), a global character-based entertainment and licensing company celebrating the 70th anniversary of its founding in 1939, announced today that it has set December 31, 2009 at 9:00 a.m. EST as the date for its special meeting of stockholders. At the special meeting, stockholders will consider and vote on the adoption of the Agreement and Plan of Merger entered into by Marvel and The Walt Disney Company (“Disney”), which provides for a merger in which Marvel will become a wholly-owned subsidiary of Disney. Stockholders who owned Marvel common stock at the close of business on November 23, 2009 are entitled to vote at the special meeting.

Assuming shareholder adoption of the Agreement and Plan of Merger at the special meeting, Marvel anticipates that the merger will be completed on December 31, 2009.

The special meeting will be held at the offices of Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney filed a definitive proxy statement/prospectus with the SEC pursuant to Rule 424 on December 2, 2009 (the “Proxy Statement/Prospectus”). Investors are urged to read the Proxy Statement/Prospectus regarding the proposed transaction, because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, including the Proxy Statement/Prospectus, free of charge at the SEC’s website, www.sec.gov, or by directing a request to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request to Marvel’s proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or by calling Mackenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (call collect).

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in the Proxy Statement/Prospectus. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009.

Certain statements in this press release are forward-looking statements, including statements relating to the anticipated time of completion of Marvel’s merger with Disney. These forward-looking statements are subject to certain risks and uncertainties, such as Marvel’s inability to obtain the vote necessary to approve the merger, possible termination of the Agreement and Plan of Merger, potential regulatory impediments to completion of the merger and other risks disclosed in the Proxy Statement/Prospectus.

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For further information contact:

David Collins, Richard Land

Jaffoni & Collins

212/835-8500

mvl@jcir.com